COLSON CAPITAL CORP.
MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Corporation

The Needle Capital Corp.
1900, 520 - 3rd Avenue, SW
Calgary, Alberta
T2P 0R3

Item 2.	Date of Material Change

September 15, 2017

Item 3.	News Release

A news release was disseminated on September 15, 2017 via Nasdaq GlobeNewswire.

Item 4.	Summary of Material Change

The Needle Capital Corp. (the “Corporation”) successfully completed its initial public offering.

Item 5.	5.1 Full Description of Material Change

The Corporation (TSXV: NEDL.P) successfully completed its initial public offering of 3,000,000 common shares of the Corporation (“Common Shares”) at a price of $0.10 per Common Share for gross proceeds of $300,000 (the “Offering”). After completion of the Offering, the Corporation now has 7,200,000 Common Shares issued and outstanding.

Industrial Alliance Securities Inc. (the “Agent”) acted as the agent for the Offering and in connection therewith, the Corporation granted the Agent warrants (the “Agent’s Warrants”) which entitle the Agent, and certain sub-agents, to purchase in aggregate up to 300,000 Common Shares at an exercise price $0.10 per Common Share. The Agent’s Warrants will expire 24 months from the date the Common Shares were listed on the TSX Venture Exchange (the “Exchange”), which was September 15, 2017. The Agent also received a cash commission equal to 10% of the gross proceeds of the Offering, a corporate finance fee of $10,000 and was reimbursed for its legal fees and reasonable expenses.

Concurrent with the closing of the Offering, the Corporation also granted options to acquire an aggregate of 720,000 Common Shares at an exercise price of $0.10 per Common Share to the directors and officers of the Corporation, which options expire five years from the date of grant.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Daniel Lanskey– Director, President, Chief Executive Officer
Tel: 61 40888518

Item 9.	Date of Report

September 18, 2017